Exhibit 99.1

Annex A

The Reporting Person currently has the following outstanding options pursuant to the Issuer’s equity plans:

Date of option grant	Number of shares	Exercise Price Per Share	Vesting Schedule	Expiration Date	Portion Vested at 12/23/2024
4/12/2022	7,143	$210	Vests in four equal annual installments beginning on April 12, 2023.	04/12/2032	3,572
10/26/2023	80,965	$5.75	Vests in four annual installments with 20% vesting on each of October 26, 2024, 2025 and 2026 and 40% vesting on October 26, 2027.	10/26/2033	16,193
12/09/2024	536,603	$0.78	Vests in four annual installments with 20% vesting on each of December 9, 2025, 2026 and 2027 and 40% vesting on December 9, 2028.	12/09/2034	__

The vesting of the unvested options described above will increase the Reporting Person's beneficial ownership of Ordinary Shares.